ngreene@shearman.com (212) 848-4668	July 28th, 2017

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos. 333-196706 and 811-21190)

Dear Ms. Larkin:

Thank you for your comments regarding the Company’s registration statement1 on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on July 27, 2017.  Please note our responses (below) to your comments.

1.	COMMENT: You asked us to advise how the sale of the Adviser will be communicated to the Company’s shareholders once consummated.

RESPONSE:  The Company will file a supplement to the prospectus and will forward a hardcopy of such supplement (along with a cover letter) to all shareholders to communicate information with respect to the sale of the Adviser.

2.
COMMENT:   Upon completion of the sale of the Adviser, you asked us to send in separate correspondence to the SEC confirming that Items 20.1(a) and (b) of Form N-2 are complied with, and to provide any updates as necessary.

RESPONSE:    The Company hereby confirms that it will do so.

3.
COMMENT:    You asked us to confirm that, as required, all the disclosures for restricted securities required by footnote 8 to Rule 12-12 of Regulation S-X will be included in the Company’s financial statements.

RESPONSE:     The Company confirms that such disclosures will be included in its financial statements as required.

Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

 /s/ Nathan J. Greene

 Nathan  J. Greene (as attorney for the Company)

cc:
A. Marie Noble (Chief Compliance Officer of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Paul Schreiber (Shearman & Sterling LLP)
Thomas Majewski (Shearman & Sterling LLP)
Catherine Sum (Shearman & Sterling LLP)
Aviva Grossman (Perkins Coie LLP)
Carl Frischling (Perkins Coie LLP)

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.